Via Edgar

August 2, 2012

Mr. Kevin Stertzel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	McDermott International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Response Letter Dated June 22, 2012

File No. 1-08430

Dear Mr. Stertzel:

McDermott International, Inc. (the “Company”) has received the Staff’s comment letter dated July 25, 2012 with respect to the Company’s response memorandum dated June 22, 2012 in reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. The comment letter requests the Company to provide its written responses to the Staff within 10 business days or to tell the Staff when it will provide a response. Pursuant to my telephone call with Ms. Anne McConnell on July 31, 2012, the Company requires additional time to respond to the Staff’s comments due to required preparation for previously scheduled meetings of the Board of Directors and its committees and the timing of the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and related earnings release and investor call. I am confirming that, in accordance with my discussion with Ms. McConnell, the Company intends to respond to the comments in the Staff’s letter by August 24, 2012.

If you have any questions or require any additional information with respect to the matters included within this letter, please do not hesitate to contact me at (281) 870-5606.

Sincerely yours,

/s/ Perry L. Elders
Perry L. Elders
Senior Vice President and Chief Financial Officer